Eatware, Inc
23/F, Westin Center, 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong

February 5, 2010

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
100 F Street NE, Mail Stop 3561
Washington. D.C. 20549

Attention:  Blaise Rhodes, Staff Accountant

RE:
Eatware Inc.
SEC Comment Letter dated December 23, 2009
Form 10-K/A for Fiscal Year Ended March 31, 2009 filed December 3, 2009
Form 10-Q/A for Fiscal Quarter Ended June 30, 2009 filed December 3, 2009
File No. 333-139910

Dear Blaise Rhodes:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") dated December 23, 2009. We understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings and we look forward to cooperating with you in this respect.

FORM 10-K/A FOR FISCAL YEAR ENDED MARCH 31, 2009
Consolidated Financial Statements
Note to Consolidated Financial Statements
Note 1 – Organizations and Business Background
Business History, F-7

COMMENT  1:

We note your response to our prior comment two.  It does not appear that you have adequately disclosed the disposition of Wholly Success Technology.  Please revise to provide additional detail regarding the sale of this entity including your analysis of the related accounting treatment.  Based on your response, it appears that the operations of Wholly Success Technology Group within your December 31, 2008 audited fiscal year-end financial statements should follow the disclosure requirements per FASB ASC 205-20-45 and 205-20-50.  Please revise or advise.

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
February 5, 2010

RESPONSE TO COMMENT 1:

The operations of Wholly Success Technology Group should be considered as assets held for sales in our December 2008 financial statement.

We will follow FASB ASC 205-20-45 and 205-20-50 when 2008 10-K is filed.

Item 9A – Controls and Procedures, page 29

COMMENT 2:

Please tell us how the revisions to your filing in response to our previous comment letter and the comments issued herein impacted management’s conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting.  Your response should include a detailed discussion of the factors you considered in reaching your conclusions.  Alternatively, you may amend your March 31, 2009 Form 10-K and June 30, 2009 Form 10-Q to revise your conclusions on effectiveness of your disclosure controls and procedures and internal control over financial reporting.

RESPONSE TO COMMENT 2:

The whole section of “Item 9A – Controls and Procedures” will be amended and replaced as follows:-

Item 9A.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of “disclosure controls and procedures” in applicable securities laws.

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
February 5, 2010

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13(a)-15(e) and 15d-15(e). Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance that material information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms.

Management is aware that there is a lack of segregation of duties due to the small number of employees dealing with general administrative and financial matters. However, at this time, management has decided that considering the employees involved, the control procedures in place, and the outsourcing of certain financial functions, the risks associated with such lack of segregation are low and the potential benefits of adding additional employees to clearly segregate duties do not justify the expenses associated with such increases. Management will periodically reevaluate this situation. If the volume of the business increases and sufficient capital is secured, it is our intention to increase staffing to mitigate the current lack of segregation of duties within the general administrative and financial functions.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Such limitations include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures, such as simple errors or mistakes or intentional circumvention of the established process.

Management’s Annual Report on Internal Control Over Financial Reporting; Changes in Internal Controls Over Financial Reporting.

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U. S. generally accepted accounting principles (“US GAAP”).  The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U. S. generally accepted accounting principles, and that  receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and, (iii) provide reasonable assurance regarding prevention of timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
February 5, 2010

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, the effectiveness of internal control over financial reporting was made as of a specific date. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of March 31, 2009, based on criteria for effective internal control over financial reporting described in “ Internal Control—Integrated Framework “ issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of the Company’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting.

Based on this assessment, management determined that, as of March 31, 2009, the Company maintained effective internal control over financial reporting, although we did recognize a significant deficiency.  A significant deficiency is a deficiency, or a combination of deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant’s financial reporting.

Although currently we do not identify any material weaknesses in the process of self assessment, we have recognized a significant deficiency in our internal controls.  Currently we do not have sufficient in-house expertise in US GAAP reporting.  Instead, we rely very much on the expertise and knowledge of external financial advisors in US GAAP conversion.  External financial advisors have helped prepare and review the consolidated financial statements.  Although we have not identified any material errors with our financial reporting or any material weaknesses with our internal controls, no assurances can be given that there are no such material errors or weaknesses existing.  In addition, we do not believe we have sufficient documentation with our existing financial processes, risk assessment and internal controls.  We plan to work closely with external financial advisors to document the existing financial processes, risk assessment and internal controls systematically.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
February 5, 2010

As required by SEC rules, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures at the end of the period covered by this report.  This evaluation was carried out under the supervision and with the participation of our management, including our chief executive officer and principal financial officer.  Based on this evaluation, management has concluded that the design and operation of our disclosure controls and procedures are effective.  There were no changes in our internal control over financial reporting or in other factors that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including chief executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Sigatures, page 37

COMMENT 3:

It does not appear that your amended filing is accompanied by updated signatures from each of your officers and directors at the time of filing.  Please revise to provide currently dated signatures.  Refer to the requirements of Form 10-K.

RESPONSE TO COMMENT 3:

We will revise and provide the same in the coming amended filing.

Section 302 Certifications

COMMENT 4:

It does not appear that updated Section 302 certifications were filed with your amended March 31, 2009 Form 10-K.  Please revise to provide currently dated certifications signed by your principal executive officer and principal financial officer at the time of filing.  Refer to Item 601(31) of Regulation S-K.

RESPONSE TO COMMENT 4:

We will revise and provide the same in the coming amended filing.

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
February 5, 2010

Section 906 Certifications

COMMENT 5:

It does not appear that updated Section 906 certifications were furnished with your amended March 31, 2009 Form 10-K.  Please revise to provide currently dated certifications signed by your principal executive officer and principal financial officer at the time of filing.

RESPONSE TO COMMENT 5:

We will revise and provide the same in the coming amended filing.

FORM 10-Q/A FOR FISCAL QUARTER ENDED MARCH 30, 2009

Signatures

COMMENT 6:

Please amend your Form 10-Q to address our comments above.  Specifically, ensure:

-	Your amended filing is accompanied by currently dated signatures from each of your signing officers at the time of filing.
-
You include Section 302 certifications that are currently dated and signed by your principal executive officer and principal financial officer at the time of filing.  Refer to Item 601(31) of Regulation S-K.

-	You provide Section 906 certifications that are currently dated and signed by your principal executive officer and principal financial officer at the time of filing.

RESPONSE TO COMMENT 6:

We will revise and provide the same in the coming amended filing.

Other Exchange Act Reports

Comment 7:

We note your response to our prior comment ten.  Please note that a change in fiscal year end should not result in a lapse of reporting financial statements for any period.  As such, our prior comment will be re-issued.  We note that you changed your fiscal year end from December 31 to March 31 in connection with the acquisition of EEL and EWIP.  As the transaction occurred after the end of your last fiscal year (i.e. December 31, 2008), you are required to file a Form 10-K for CHSH for the fiscal year ended December 31, 2008.  Please file this Form 10-K immediately or tell us when it will be filed.

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
February 5, 2010

RESPONSE TO COMMENT 7:

The Company respectfully re-submits its position set forth in its response letter dated November 26, 2009. In addition to the Company’s prior response, the Company respectfully submits that, for the reasons set forth below, it has satisfied its reporting obligations and that a lapse in reporting of financial statements has not occurred. Specifically, as indicated on Form 8-K filed with the Commission on April 7, 2009, as amended on May 26, 2009 and July 16, 2009 (the “Form 8-K”), the Company entered into and closed a Share Exchange Agreement with (1) Extra Ease Limited (“Extra Ease”), (2) Eatware Intellectual Properties Limited (“EWIP”), and (4) the Shareholders of Extra Ease and EWIP (the “Acquisition”), pursuant to which the business, operations and principal objectives of the Company changed. As a result, the Company’s principal business activities, since the date of the Acquisition, have been conducted through the above-referenced two companies and their subsidiaries. Importantly, in connection with the filing of Form 8-K, the Company also filed the financial statements for the period in question, namely December 31, 2008, for both Extra Ease and EWIP. Accordingly, the Company submits that while a Form 10-K was not filed for CHSH (the predecessor company) for the period ended December 31, 2008, financial statements were filed for the companies comprising the principal business of the Company for December 31, 2008 in connection with the Form 8-K.

As a matter of policy, the Company further submits that the financial statements relevant for an investor as of December 31, 2008 would be those of the operating entities, as was done in the case of the Company, rather than CHSH (the predecessor company). To that end, while we understand the function of the rules and regulations promulgated under federal securities laws is to provide all investors, whether large institutions or private individuals, access to certain basic facts about an investment prior to buying it and so long as they hold it, we respectfully believe requiring the Company to file a disclosure document that includes business and financial information that does not accurately reflect the Company’s current business and financial situation would not serve one of the main functions of the Commission, protecting investors. To wit, the Company respectfully submits that a lapse in reporting periods did not occur, and seeks the Commission’s consideration in this regard.

Notwithstanding the foregoing, the Company acknowledges the SEC’s position, and has made efforts to identify the financial materials in order to prepare a Form 10-K for the period ended December 31, 2008. However, this period occurred prior to current management’s control of the Company, and despite continued efforts, management has, at this point in time, been unable to obtain such materials or otherwise reach prior management to gain access to such information. Thus, it is not currently in a position to file the financial information regarding the prior operating company that would be required in such Form 10-K.

Blaise Rhodes, Staff Accountant
United States Securities and Exchange Commission
February 5, 2010

Lastly, we declare and acknowledge the following:-

1.	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
3.	The company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Wu, Man-Shing
Wu, Man-Shing, Chief Executive Officer
Eatware, Inc.